Karl J. Grafe

Vice President &

Assistant General Counsel

Direct Dial: 513-579-2540

Fax: 513-579-0108

December 12, 2007

Via EDGAR and Facsimile (202) 772-9218

Tim L. Buchmiller, Esq.

Senior Attorney

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:    American Financial Group, Inc.

         Definitive Proxy Statement

         Filed April 10, 2007

         File No. 001-13653

Dear Mr. Buchmiller:

         American Financial Group, Inc. ("AFG" or the "Company") is responding to the Staff's additional comments contained in the letter dated December 3, 2007 relating to the above-referenced filing. Because we intend to respond to your comments by expanding the disclosure in our Compensation, Discussion and Analysis ("CD&A") and other noted sections in our definitive proxy statement to be filed with respect to AFG's Annual Meeting of Shareholders to be held in 2008 (the "2008 Proxy"), all of our proposed responses in this letter are for illustrative purposes only and subject to change as facts warrant. The following responses were developed following a meeting and discussions with the Compensation Committee of the Company's Board of Directors and reflect the input of both that committee and senior Company management.

Annual Performance - Based Bonuses, page 15

         1.  We note your response to prior comment 7. With respect to your named executive officers other than your Co-CEO's, to the extent that a named executive officer receives compensation significantly greater than or less than his or her targeted compensation and such variation is attributable to the named executive officer's individual performance, we believe a discussion of such individual performance and why it resulted in such variation from the target would be material information necessary to an understanding of the Company's compensation policies and decisions regarding such named executive officer. Please confirm that you will provide such disclosure in future filings, to the extent applicable, or explain to us why this disclosure would not be required.

         In future filings, we will provide a discussion of the individual performance of the named executive officers other than the Co-CEO's (each an "NEO") to the extent that an NEO receives compensation significantly greater than or less than his or her targeted compensation and such variation is attributable to the NEO's individual performance.

Long-Term Equity Incentive Compensation, page 18

         2.  We note your response to prior comment 9. In addition to including disclosure in your future filings that is similar to the substance of your response to that comment, please confirm that, to the extent applicable, you will also address how payouts under the 2005 Plan to your non-CEO named executive officers were determined..

         In future filings, we will provide a discussion of how payouts to the NEOs, if any, under the 2005 Plan were determined.

* * *

         The Company acknowledges that:

   the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

   staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

   the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           Please contact me with any questions on this matter at (513) 579-2540.

Regards,
AMERICAN FINANCIAL GROUP, INC.
By:_ Karl J. Grafe ________________________
Karl J. Grafe
Vice President

  cc:   James C. Kennedy, Esq.

         F. Mark Reuter, Esq.